Exhibit 23.1

I Vellmer Inc.
Chartered Accountant*

7 2 1 - 6 0 2 W . H a s t i n g s S t r e e t
V a n c o u v e r , B . C . ,   V 6 B 1 P 2
T e l :                  6 0 4 - 6 8 7 - 3 7 7 3
F a x :                 6 0 4 - 6 8 7 - 3 7 7 8

E-mail:       v e l l m e r @ i - v e l l m e r . c a
* d en ot es a n i n c orp ora t ed p rof essi on a l

Cormac Mining Inc.
Suite 936 West 14th Avenue
Vancouver, B.C.
V5Z 1R4
Canada

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our Independent Registered Public Accounting Firm’s Report dated March 31, 2008 relating to the financial statements of Cormac Mining Inc. as at December 31, 2007, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the ability of the Company to continue as a going concern.

We further consent to the reference to ourselves under the caption “Experts”.

I VELLMER INC.
Vancouver, Canada	I Vellmer Inc.
August 18, 2008	Chartered Accountants